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                             VANGUARD(R) ENERGY FUND
                 SUPPLEMENT TO THE PROSPECTUS DATED MAY 27, 2003

IMPORTANT CHANGES TO VANGUARD ENERGY FUND

Effective on or about May 24, 2004, Vanguard Energy Fund will be permitted to invest up to 100% of its assets in foreign stocks. Prior to that date, the Fund could only invest up to 50% of its assets in foreign stocks.

     The board of trustees decided to expand the Fund's investment flexibility in response to the continuing evolution in the energy industry, including an increase in the presence of foreign firms and consolidation among existing firms. Eliminating the 50% limit on foreign stock investments will allow the Fund's advisor, Wellington Management Company, LLP, to better adapt to the globalization of the energy industry while adhering to the Fund's investment objective of providing long-term capital appreciation. The expanded investment flexibility may increase the Fund's exposure to country risk and currency risk.

















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